

May 1, 2014

<u>Via E-mail</u>
Mr. Thomas E. Carter
Chief Financial Officer
Nexstar Broadcasting Group, Inc.
545 E. John Carpenter Freeway
Suite 700
Irving, Texas 75062

     Re: Nexstar Broadcasting Group, Inc.
              Form 10-K for the Year Ended December 31, 2013
              Filed March 3, 2014
              File No. 000-50478

Dear Mr. Carter:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Overview of Operations, page 41

1. It appears from recent news reports and your fourth quarter 2013 earnings call that a material known uncertainty may have arisen prior to the filing of your Form 10-K. Tell us your consideration of the impact on your future financial position, results of operations and financial reporting of changes under consideration at the Federal Communications Commission regarding the regulation of joint sales and shared service agreements. Explain for us your expectations as to whether or not proposed changes will have a material favorable or unfavorable impact on net sales or revenues or your income from continuing operations.

Financial Statement

15. Condensed Consolidating Financial Information, page F-39

> 2. Please refer to the third paragraph. Expand to disclose that the guarantee is also joint and several.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director